

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 27, 2010

Mr. Joel Gardner
President
Megola, Inc.
704 Mara Street, Suite 111
Point Edward, Ontario N7V1X4

>   **Re**:   **Megola, Inc.**
>   **Form 10-K for Fiscal Year Ended July 31, 2009**
>   **Filed November 27, 2009**
>
>   **Forms 10-Q for Fiscal Quarter Ended October 31, 2009**
>   **File No. 0-49815**

Dear Mr. Gardner:

We issued comments to you on the above captioned filing on March 11, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 10, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 10, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director